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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL, 2002

                           ________________________


                   MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
            (Exact name of Registrant as specified in its Charter)

                   MAXCOM TELECOMMUNICATIONS, S.A. OF C.V.
               (Translation of Registrant's name into English)


                           ________________________


                          Magdalena No. 211, Piso 5
                              Colonia del Valle
                               Mexico, DF 03100
            (Address of Registrant's principal executive offices)

                           ________________________


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F __x__ Form 40-F ____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No __x__

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

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[MAXCOM LOGO]
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For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
Mexico City, Mexico
Jose-Antonio Solbes
(5255) 5147-1125
investor.relations@maxcom.com

CITIGATE DEWE ROGERSON
New York, NY
Lucia Domville
(212) 419-4166
lucia.domville@citigatedr-ny.com

              MAXCOM TELECOMUNICACIONES ANNOUNCES THE EXTENSION
          OF THE EXCHANGE OFFER PERIOD FOR ITS SERIES B SENIOR NOTES
          ----------------------------------------------------------

Mexico City, Mexico, April 11, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, today announced the extension of the exchange offer period for its Series B Senior Notes, which was due to expire today, until April 16, 2002 at 17:00 EST.

On March 14, 2002, the Company commenced an offer to exchange any and all of its 13 3/4% Series B Senior Notes due 2007 for up to $175 million aggregate principal amount of New Senior Notes and up to an aggregate of 28,050,000 ordinary participation certificates (CPOs), each representing one share of Series N2 Convertible Preferred Stock with limited voting rights, upon the terms and conditions set forth in the Offering Circular dated March 14, 2002 and accompanying Letter of Transmittal.

The $175 million New Senior Notes will bear 0% (zero) interest through March 1, 2006 and will accrue interest thereafter at an annual interest rate of 10%. Interest will be payable in cash on September 1st, 2006 and March 1st, 2007. The Series N2 Convertible Preferred Stock, which would represent 15.9% of the total capital stock of Maxcom, will have an initial liquidation preference of U.S.$0.4927 per share, and limited voting rights.

As part of the exchange offer, the Company is soliciting the consent of its holders to amend the indenture governing the 13 3/4% Series B Senior Notes to eliminate all of the restrictive covenants and certain events of default.

The exchange offer is conditioned, among other things, on the tender of 13 3/4% Series B Senior Notes representing at least 95% of the total notes outstanding and the obtainment of certain Mexican regulatory approvals. As of the close of business today, The Bank of New York, the exchange agent, has received tenders representing 93.7% of the total notes outstanding.

Also today, Maxcom announced that the Mexican Foreign Investment Bureau authorized the increase of non-Mexican ownership to up to 95% of its total capital stock, which was a condition to the exchange offer.

For additional information, please contact Jose-Antonio Solbes, Director of Investor Relations of Maxcom, at (5255) 5147-1125, or Lucia Domville, of Citigate Dewe Rogerson, the information agent, at (212) 419-4166.

                                    # # #

Maxcom Telecomunicaciones, S.A. de C.V, headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to small- and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services IN Mexico City and the City of Puebla.

  Guillermo Gonzalez Camarena # 2000, Col. Centro de Ciudad Santa Fe, 01210
           Mexico, D.F. Tel (5255) 5147-1125 Fax. (5255) 5147-1310
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                                  SIGNATURE
                                  ---------

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                                        By: /s/ GONZALO ALARCON ITURBIDE
                                            ----------------------------
                                            Name:  Gonzalo Alarcon Iturbide
                                            Title: General Counsel



Date: April 11, 2002